UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	0-16614

Poniard Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

300 Elliott Avenue West, Suite 530, Seattle, WA 98119, (206) 281-7001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.02 par value, $2.4375 Convertible Exchangeable Preferred Stock, Series 1, $0.02 par value
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         104

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 2, 2010	By:	/s/ Michael K. Jackson
Michael K. Jackson
Interim Chief Financial Officer